Mail Stop 3561

September 18, 2009

Kenneth R. Pinckard
Vice President
Studio One Media, Inc.
7650 E. Evans Road, Suite C
Scottsdale, AZ 85260

   Re: Studio One Media, Inc.
     Item 4.01 Form 8-K / Amendment No. One
     Filed September 10, 2009
     File No. 001-10196

Dear Mr. Pinckard:

  We have reviewed the above referenced filing and have the following comment. Our comment requests additional information so that we may better understand your disclosure. Please be as detailed as necessary in your response.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone number listed at the end of this letter.

  Please file your response to our comment via EDGAR, under the label "corresp," within five business days.

1. As requested in the last paragraph of our letter to you dated September 2, 2009, please tell us how you intend to address any re-audit requirements. The requested response should be filed within five business days.

          * * * * *

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at 202-551-3308 with any questions.

Sincerely,

Patrick Kuhn
Staff Accountant